Exhibit 99.1


On June 23, 2006, American entered into a Stock Purchase Agreement (the "Agreement") with Pride Equities, Inc., Marq J. Warner and Michael R. Deans (the "Shareholders") and Marwich II, Ltd. (the "Issuer") (only for the purposes of making certain representations and warranties with respect to the Issuer). Pursuant to the Agreement, American purchased from the Shareholders an aggregate of 3,343,200 shares of the Issuer's common stock held by the Shareholders (the "Shares"). As a result of the consummation of the sale of the Shares to American pursuant to the Agreement, American now owns approximately 88.3% of the outstanding stock of the Issuer.

American has the sole power to vote and dispose of the Shares, has a pecuniary interest in the Shares, and has direct beneficial ownership of the Shares. In addition, the Reporting Person may also be deemed to have indirect beneficial ownership of the Shares by reason of the matters set forth in the following paragraphs. However, the Reporting Person disclaims beneficial ownership of Shares in which he does not have a pecuniary interest.

Cagan McAfee Capital Partners, LLC owns 14.19% of the outstanding capital stock and voting power of American, and in that capacity, may be deemed a controlling member of American. The managing members of Cagan McAfee Capital Partners, LLC are Eric McAfee and Laird Q. Cagan.

Eric McAfee, Laird Q. Cagan, Timothy Morris, Janakiram Ajjarapu, Surendra K. Ajjarapu, William J. Maender and Michael Peterson are the directors of American. Four of the seven directors are also officers of American. Timothy Morris is the Chief Executive Officer of American. Janankiram Ajjarapu is the President of American. William J. Maender is the Chief Financial Officer and Secretary of American. Surendra K. Ajjarapu is the Executive Vice President of American.

Accordingly, American has the sole direct power to vote and dispose of the Shares. The Reporting Person has the power, shared with other Reporting Persons, to direct the vote and disposition of the Shares. The ultimate power to direct the vote and the disposition of the Shares is shared by Eric McAfee, Laird Q. Cagan, Timothy Morris, Janakiram Ajjarapu, Surendra K. Ajjarapu, William J. Maender and Michael Peterson.